Exhibit 99.30

NEWS RELEASE

Allied Gold Announces 2025 guidance and NEAR-term outlook

TORONTO, ON – February 20, 2025 ─ Allied Gold Corporation (TSX: AAUC, OTCQX: AAUCF) (“Allied” or the “Company”) herein provides its 2025 operating guidance and medium-term outlook, including updates to Mineral Reserves and Mineral Resources.

Highlights

•	The Company's producing mines are expected to produce between 375,000 and 400,000 gold ounces per year, as evidenced by the run rate delivered in the fourth quarter of 2024 of 99,632 gold ounces, which is consistent with Allied’s previously provided guidance and outlook for production at its producing mines. Mine-site level All-In Sustaining Costs(1) (“AISC”) for 2025 are expected to be between US$1,690 and US$1,790 per ounce, reflecting operational improvements and the implementation of the changes to the mining code in Mali.

•	At Kurmuk, earthworks and structural fills at the plant terrace are near completion, while civil works and SMPP (structural, mechanical, plate, and piping) contractor mobilizations are in progress. Main camp construction, along with engineering and procurement activities remain on track and on budget. Mining activities are planned to start in the latter part of the first quarter and continue through the year and into 2026 with the objective of preparing the mine and building ore stockpiles to support the start of operations. Capital expenditures of US$280 million are anticipated for Kurmuk in 2025, with the remaining capital to completion and the first gold planned for the first half of 2026. Kurmuk is expected to deliver 175,000 gold ounces for the partial year of production in 2026, an average production level of approximately 290,000 gold ounces per annum over the first four years and 240,000 gold ounces per annum over the life of the mine at industry-leading All-In Sustaining Costs(1) (“AISC”) costs below US$950 per ounce.

•	The first phase of expansion at Sadiola commenced in the fourth quarter of 2024 and is advancing on schedule and on budget, with earthworks and structural fill, along with engineering, procurement, and mobilization for mechanical contractors progressing well. Continued investment in the first phase expansion, including planned plant modifications and infrastructure upgrades, is consistent with prior estimates at US$70 million in 2025. The first phase plant expansion involves installing additional crushing and grinding capacity in one of the Sadiola’s processing lines, which will be dedicated to processing fresh ore. These modifications will allow Sadiola to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the modified process plant starting the fourth quarter of 2025. With the completion of plant modifications in the first phase, Sadiola is expected to produce between 200,000 and 230,000 ounces of gold per year in the medium term, ahead of the next phase of expansion. This second phase expansion is expected to be completed in late 2028 and will target a production level of 400,000 gold ounces per annum over the first four years and 300,000 gold ounces per annum over the life of the mine, with AISC(1) expected to decrease to below US$1,200 per gold ounce.

2025 Guidance

In 2025, Allied anticipates producing 375,000 to 400,000 ounces of gold, representing a meaningful increase in production year-over-year. Achieving the higher end of this guided range primarily hinges on capturing opportunities to increase oxide ore feed in Agbaou from the Hire area, which are currently being studied.

(000’s ounces)	2023 Actual	2024 Actual	Q4 2024 Actual	2025 Guidance
Sadiola	171,007	193,462	54,210	200,000 – 205,000
Bonikro	99,409	86,755	20,259	98,000 – 105,000
Agbaou	73,104	77,874	25,163	77,000 – 90,000
Total Gold Production	343,817	358,090	99,632	375,000 – 400,000

Certain optimizations improved performance throughout 2024, resulting in higher production in Q4 2024. Similarly, production in 2025 is expected to be back-half weighted, with a first-half/second-half split of 45%/55%. Due to mine sequencing, the first quarter of 2025 production is expected to be below the levels of the first quarters of 2023 and 2024, while production in Q4 2025 is expected to be meaningfully higher than the first three quarters of the year. This is driven by improvements to feed grades resulting from stripping and sequencing at Bonikro and the completion of the first phase of expansion at Sadiola in the third quarter. Production in the fourth quarter is expected to be 56% higher than in the first quarter of 2025.

Regarding costs, the projected mine-site level AISC(1) for 2025 is expected to be US$1,690-US$1,790 per ounce, reflecting operational improvements at Bonikro and Sadiola. At Agbaou the Company is pursuing opportunities to increase oxide feed from exploration targets located in the Hire area mentioned above, providing an opportunity to reduce AISC. At Sadiola, the cost guidance reflects the implementation of the previously announced Protocol Agreement with Mali over the entire year of operations.

(US$/oz Sold)	2025 Cash Costs(1)	2025 Mine-Site AISC(1)
Sadiola	1,630-1,715	1,650-1,735
Bonikro	1,230-1,300	1,500-1,585
Agbaou	1,630-1,715	2,050-2,160
Total	1,540-1,620	1,690-1,790

Every US$100/oz increase in the price of gold is expected to result in US$15/oz higher AISC(1) on a consolidated basis, primarily due to certain royalties based on gold price. Given the Ad-Valorem tax at Sadiola, this gold price impact is proportionally higher. Guidance AISC(1) is defined at a gold price of US$2,500 per ounce. Primarily due to certain royalties based on gold price, every US$100/oz increase in the price of gold is expected to result in US$15/oz higher AISC(1) on a consolidated basis with most of that attributable to Sadiola, at which the gold price impact to AISC(1) is proportionally higher. Corporate items are expected to add approximately US$100 per ounce sold to arrive at the corporate-level AISC(1), with this impact decreasing in future periods as costs decline and production rises.

The following table presents expansionary capital, sustaining capital, and exploration spend expectations by mine and company-level for 2025:

(US$ millions)	Expansionary Capital	Sustaining Capital	Total Exploration
Sadiola	70	2	6
Bonikro	1	67	6
Agbaou	1	30	3
Kurmuk	280	-	5
Corporate	-	1	-
Total	352	100	20

Bonikro will incur an anticipated US$60 million of capital expenditures related to production stripping during 2025, further exposing higher-grade ore and leading to robust free cash flows in the years that follow when the rock movement and stripping ratio meaningfully decreases. As the waste stripping benefits not only 2025 but also the following two years of production, the AISC per Ounce Sold figure accounts for the allocation of the stripping spend over the ounces it benefits through 2027. Waste stripping at Bonikro during 2026 and 2027 is expected to be negligible.

Similarly, Agbaou will incur an anticipated US$25 million of capital expenditures related to production stripping during 2025, which is expected to lead to improved performance in future years.

Approximately 70% of the Company’s expected exploration spend is capital in nature.

The following table presents other expenditure expectations for 2025:

(US$ millions)	2025 Guidance
Total DD&A	70
Cash-based G&A	40
Cash income taxes paid (assumes US$2,500/oz Au)	55

Outlook 2026-2027

In 2025, Allied is focused on delivering increased oxide feed at Sadiola and completing the first phase expansion, advancing construction activities at Kurmuk while also continuing its exploration efforts to extend mine life, particularly in Côte d'Ivoire. Alongside this, the Company is dedicated to finding operational improvements to increase production and reduce costs.

While not currently reflected in Allied's official one-year guidance, the operating trends clearly support the Company's strategic vision of achieving significant growth at substantially lower costs and underpin the outlook for 2026 and 2027.

At Sadiola, gold production is anticipated to increase sequentially in 2026 and 2027, with a goal of achieving between 200,000 and 230,000 ounces of production per annum. The improvement over the previous year's production levels is expected to be driven by the inclusion of additional oxide ores from targets such as Sekekoto West, FE4, and FE2.5, and others, alongside the positive impacts from treating higher-grade fresh rock as the result of the implementation of the first phase expansion. These developments are anticipated to offer further opportunities for production increases and cost reductions.

Bonikro is expected to achieve stable gold production during the outlook period, with a goal of averaging 100,000 ounces annually. This projection does not account for the potential additional benefits from mining sequence optimizations, ore feed from Oume, and other exploration targets. As previously noted, the waste stripping executed in 2024 and continuing in 2025 is expected to expose higher-grade ore in 2025 and beyond, significantly reducing the mine-site AISC(1) to below US$1,500 per ounce starting in 2026. At Oume, exploration and infill drilling efforts continue, with the potential for further extensions of the mineralization areas and advanced resource drilling at Oume West and North. The program’s objective is to increase the mineral inventories by the end of the year in connection to the advancement of the project.

For Agbaou, gold production is expected to remain consistent each year throughout the outlook period, not falling below 87,000 ounces annually. The improvements are attributed to the mining sequence improvement and the identification of additional Mineral Reserves in Agbalé, as well as operational optimizations. These enhancements enable the mill to handle relatively harder rock blends more effectively while also offering the opportunity to increase oxide feed from Agbalé and other targets.

Kurmuk is expected to start production by mid-2026, contributing an estimated 175,000 ounces of gold to the latter half of the 2026 forecast. For 2027 and 2028, the mine is expected to increase production sequentially year over year, with an average target production of approximately 265,000 ounces over that period and nearly 290,000 ounces per annum on average over the first four years of production. Significant exploration potential at near-mine locations around Dish Mountain and Ashashire, along with the regional Tsenge prospect and other targets, supports a strategic mine life of at least 15 years at a mine-site AISC(1) below US$950 per ounce.

Mineral Reserves and Mineral Resources Update

Allied’s near-term guidance and longer-term outlook are supported by its Mineral Reserves and Mineral Resources, which ensure the reliability and sustainability of the Company’s production platform while also providing the flexibility to increase near-term production and cash flows from high-yield near-mine targets. This year, Allied has conducted a thorough review of its mining design parameters, leading to the adoption of more conservative assumptions, especially regarding operational factors such as mining selectivity and dilution. This strategic adjustment aims to improve ore control procedures and the short-term predictability of operations. It also serves to offset the impact of increased Mineral Reserves together with the depletion resulting from mining activities in 2024. The Company is optimistic that its exploration efforts will continue to increase mineral inventories, with a goal to achieve additional growth by the end of 2025.

As of December 31, 2024, the Proven and Probable Mineral Reserves were reported at 10.8 million ounces of gold, contained within 237 million tonnes at a grade of 1.42 g/t. This figure remained relatively unchanged compared to the previous year. The stable reserve balance reflects the addition of new Mineral Reserves, the depletion of reserves due to production in 2024, and adjustments to the economic and design parameters outlined above. Similarly, the total Measured and Indicated Mineral Resources stood at 15.7 million ounces of gold, contained within 327 million tonnes at a grade of 1.49 g/t. This is nearly the same as the previous year's figure of 16.0 million ounces, with the slight decrease attributed to the conversion of Inferred Mineral Resources, which at year-end 2024 totaled 1.4 million ounces contained within 33.7 million tonnes at a grade of 1.33 g/t.

At Sadiola, the Company updated its economic parameters to reflect the new mining code in Mali, which introduced higher royalties and operating costs. However, the impact of these increases was largely offset by higher gold price assumptions. Notably, the partial inclusion of the newly discovered oxide mineralization at Sekekoto West has been incorporated into the 2025 mine plan, as part of it was successfully converted into Mineral Reserves. Furthermore, Sekekoto West remains open to the north and is currently being drilled, testing for extensions of the mineralization to realize further growth potential. Additionally, mineralization at FE2.5 remains open along strike, with sub-parallel structures identified that could potentially reduce the stripping ratio, allowing access to deeper mineralization. One of the key focuses for 2025 will be further defining the FE2.5 zone along strike and converting the Inferred Mineral Resources into Indicated Resources. To the southwest of Sadiola Main, the Tambali South zone continues to show significant potential at depth. An ongoing infill drilling program, along with geotechnical and hydrogeological investigations, is expected to convert Tambali South Mineral Resources into Mineral Reserves during 2025 in order to integrate it into the mine new life of mine plan.

At Bonikro, the net results remained in line with expectations. Although slight reductions in Mineral Reserves resulted from refinements to the mine design parameters, these were largely offset by an increase in stockpiled material, which adds flexibility to the operation. During 2024, exploration efforts at Oume successfully converted a significant amount of Inferred Mineral Resources into Indicated Resources, with a more refined geological understanding of the mineralization and grade distribution in support of advancing the project to its next phase of development. Moreover, geotechnical and hydrogeological drilling programs are planned for 2025 to support a Pre-Feasibility Study at the site. The results of this study are expected by the end of 2025.

Similar to Bonikro, design parameters at Agbaou were adjusted to improve operational efficiency and reduce dilution. The mining sequence has been optimized to balance the intensity of waste-stripping pushbacks. Ongoing infill drilling has confirmed the geometry, width, and grade of the mineralized structures currently being mined at Agbaou, significantly de-risking the mine plan for 2026 and 2027.

At Kurmuk, work to refine the geological framework of the mineralization in anticipation of the start of mining operations in the next months is ongoing. A detailed litho-structural surface map of Dish Mountain has been generated, utilizing numerous rock exposures uncovered during construction. This information, along with drilling being done to extend mineralization in Dish Mountain, is currently being integrated into the three-dimensional litho-structural model. Infill drilling is progressing well, and by Q3 2025 Allied expects an updated Mineral Resources and Mineral Reserves statement that will further define Proven and Probable Mineral Reserves, Measured and Indicated Mineral Resources. This update will be followed by a revised life of mine plan with a focus on the start of operations and is targeted to de-risk the ramp-up and further improve production levels at Kurmuk, particularly in the first years of operations. Although not expected to be included in the Q3 2025 update, drilling at Tsenqe continues to return encouraging intersections, and the Company anticipates declaring an initial Mineral Resource for this area in late 2025.

Upcoming Events

Allied’s presentation discussing its 2025 guidance and near-term outlook is available on the company website at: Allied Gold Corporation - Investor - Events & Presentations.

The Company will release its fourth quarter and year-end 2024 operational and financial results after the market closes on Wednesday, March 26, 2025. Allied will then host a conference call and webcast to review the results on Thursday, March 27, 2025, at 9:00 a.m. EST.

Fourth Quarter 2024 Conference Call

Toll-free dial-in number (Canada/US):	1-800-806-5484
Local dial-in number:	416-340-2217
Toll Free (UK):	00-80042228835
Participant passcode:	1321581#
Webcast:	https://alliedgold.com/investors/presentations

Conference Call Replay

Toll-free dial-in number (Canada/US):	1-800-408-3053
Local dial-in number:	905-694-9451
Passcode:	4945783#

The conference call replay will be available from 12:00 p.m. EDT on March 27, 2024, until 11:59 p.m. EDT on April 25, 2024.

Mineral Reserves at December 31, 2024

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
Mineral Property	Tonnes (kt)	Grade (g/t)	Content (koz)	Tonnes (kt)	Grade (g/t)	Content (koz)	Tonnes (kt)	Grade (g/t)	Content (koz)
Sadiola Mine	18,427	0.50	295	131,232	1.59	6,702	149,659	1.45	6,997
Korali Sud Mine	1,151	0.70	26	4,188	1.23	166	5,340	1.12	192
Kurmuk Project	21,864	1.51	1,063	38,670	1.35	1,678	60,534	1.41	2,742
Bonikro Mine	6,021	0.76	147	5,961	1.55	297	11,982	1.15	444
Agbaou Mine	2,241	1.59	115	7,250	1.47	343	9,491	1.50	458
Total Mineral Reserves	49,704	1.03	1,645	187,302	1.53	9,187	237,006	1.42	10,832

Notes:

•	Mineral Reserves are stated effective as of December 31, 2024 and estimated in accordance with CIM Standards and NI 43-101

•	Shown on a 100% basis.

•	Reflects that portion of the Mineral Resource which can be economically extracted by open pit methods.

•	Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project. Readers are referred to the Sadiola Mine technical report dated June 12, 2023 , the Kurmuk Project technical report dated June 9, 2023, the Bonikro Mine technical report dated July 5, 2023 and the Agbaou Mine technical report dated July 5, 2023, all available on SEDAR+ at www.sedarplus.ca.

Sadiola and Korali Sud Mines:

o	Includes an allowance for mining dilution at 8% and ore loss at 3%

o	A base gold price of US$1700/oz was used for the pit optimization with US$1800/oz for Korali Sud.

o	The cut-off grades used for Mineral Reserves reporting were informed by a US$1700/oz gold price and vary from 0.31 g/t to 0.78 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage

Kurmuk Project:

o	Includes an allowance for mining dilution at 18% and ore loss at 2%

o	A base gold price of US$1500/oz was used for the pit optimization, with the selected pit shells using values of US$1320/oz (revenue factor 0.88) for Ashashire and US$1440/oz (revenue factor 0.96) for Dish Mountain

o	The cut-off grades used for Mineral Reserves reporting were informed by a US$1500/oz gold price and vary from 0.30 g/t to 0.45 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage

Bonikro Mine:

o	Includes an allowance for mining dilution of 1m on either side of the mineralized unit and ore loss at 1%

o	A base gold price of US$1800/oz was used for the Mineral Reserves for the Bonikro pit:

▪	With the selected pit shell using a value of US$1800/oz (revenue factor 1.00)

▪	Cut-off grades vary from 0.57 to 0.63 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage

o	A base gold price of US$1800/oz was used for the Mineral Reserves for the Agbalé pit:

▪	With the selected pit shell using a value of US$1800/oz (revenue factor 1.00)

▪	Cut-off grades vary from 0.67 to 0.78 g/t Au for different ore types to the Agbaou processing plant due to differences in recoveries, costs for ore processing and ore haulage

Agbaou Mine:

o	Includes an allowance for mining dilution of 1m on either side of the mineralized unit and ore loss at 1%

o	A base gold price of US$1800/oz was used for the Mineral Reserves for the:

▪	Pit designs (revenue factor 1.00)

▪	Cut-off grades which range from 0.41 to 0.63 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage

Mineral Resources at December 31, 2024

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated Mineral Resources
Mineral Property	Tonnes (kt)	Grade (g/t)	Content (koz)	Tonnes (kt)	Grade (g/t)	Content (koz)	Tonnes (kt)	Grade (g/t)	Content (koz)
Sadiola Mine	19,833	0.55	349	192,248	1.55	9,610	212,081	1.46	9,958
Korali Sud Mine	1,194	0.73	28	6,411	1.29	266	7,605	1.20	294
Kurmuk Project	20,472	1.74	1,148	37,439	1.64	1,972	57,912	1.68	3,120
Bonikro Mine	9,649	1.08	336	30,565	1.37	1,345	40,214	1.30	1,681
Agbaou Mine	1,748	2.29	129	7,579	2.06	502	9,327	2.10	631
Total Mineral Resources	52,896	1.17	1,990	274,242	1.55	13,694	327,137	1.49	15,684

Inferred Mineral Resources at December 31, 2024

	Inferred Mineral Resources
Mineral Property	Tonnes (kt)	Grade (g/t)	Content (koz)
Sadiola Mine	14,271	1.08	496
Korali Sud Mine	316	0.73	7
Kurmuk Project	5,980	1.62	311
Bonikro Mine	11,129	1.33	474
Agbaou Mine	1,986	2.35	150
Total Mineral Resources	33,683	1.33	1,439

Notes:

•	Mineral Resources are estimated in accordance with CIM Standards and NI 43-101
•	Shown on a 100% basis
•	Are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
•	The Sadiola, Korali Sud, Bonikro, and Agbaou Mineral Resource Estimates are listed at 0.5 g/t Au cut-off grade, constrained within an US$2000/oz pit shell and depleted to 31 December 2024
•	The Kurmuk Mineral Resource Estimate is listed at 0.5 g/t Au cut-off grade, constrained within an US$1800/oz pit shell.
•	Rounding of numbers may lead to discrepancies when summing columns
•	Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project. Readers are referred to the Sadiola Mine technical report dated June 12, 2023 , the Kurmuk Project technical report dated June 9, 2023, the Bonikro Mine technical report dated July 5, 2023 and the Agbaou Mine technical report dated July 5, 2023, all available on SEDAR+ at www.sedarplus.ca.

Mineral Property	Qualified Person
	Mineral Resources	Mineral Reserves
Sadiola Mine	Shane Fieldgate	Steve Craig
Korali Sud Mine	Phillip Schiemer	Steve Craig
Kurmuk Project	Phillip Schiemer	Steve Craig
Bonikro Mine	Phillip Schiemer	Esteban Chacon
Agbaou Mine	Phillip Schiemer	Esteban Chacon

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment which operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold aspires to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

END NOTES

(1)	This is a non-GAAP financial performance measure. Refer to the Non-GAAP Financial Performance Measures section at the end of this news release.

Qualified Persons

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Vice President, Technical Services). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking information” including “future oriented financial information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward-looking information included in this press release includes, without limitation, statements with respect to:

•	the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;

•	the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;

•	the Company’s expectations relating to the performance of its mineral properties;

•	the estimation of Mineral Reserves and Mineral Resources;

•	the timing and amount of estimated future production;

•	the estimation of the life of mine of the Company’s projects;

•	the timing and amount of estimated future capital and operating costs;

•	the costs and timing of exploration and development activities;

•	the Company’s expectations regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments;

•	the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;

•	the Company’s community relations in the locations where it operates and the further development of the Company’s social responsibility programs;

•	the Company’s expectations regarding the payment of any future dividends; and

•	the Company’s aspirations to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTES TO INVESTORS – MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Mineral Resources are stated effective as at December 31, 2024, reported at a 0.5 g/t cut-off grade. The Sadiola, Korali Sud, Bonikro, and Agbaou Mineral Resource Estimates are constrained within a US$2,000/ounce pit shell and estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Standards”) and NI 43-101. The Kurmuk Mineral Resource Estimate is constrained within an US$1,800/oz pit shell. Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves are stated effective as at December 31, 2024 and estimated in accordance with CIM Standards and NI 43-101. The Mineral Reserves:

•	are inclusive of the Mineral Resources which were converted in line with the material classifications based on the level of confidence within the Mineral Resource estimate;

•	reflect that portion of the Mineral Resources which can be economically extracted by open pit methods;

•	consider the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;

•	include an allowance for mining dilution and ore loss; and

•	were reported using cut-off grades that vary by ore type due to variations in recoveries and operating costs. The cut-off grades and pit shells were based on gold prices as follows:

o	US$1,700/oz for Sadiola

o	US$1,800/oz for Korali Sud

o	US$1,500 for Kurmuk for the pit optimization, with the selected pit shells using value of US$1,320/oz (revenue factor 0.88) for Ashashire and US$1,440/oz (revenue factor 0.96) for Dish Mountain

o	US$1,800/oz for Bonikro and the Agbalé pit

o	US$1,800/oz for Agbaou

Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 35% of Korali Sud, 10.11% of Bonikro and 15% of Agbaou. Only a portion of the government interests are carried. The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters into commercial production.

The Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral properties have been approved by the qualified persons (within the meaning of NI 43-101) as set forth below:

Mineral Property	Qualified Person
	Mineral Resources	Mineral Reserves
Sadiola Mine	Shane Fieldgate	Steve Craig
Korali Sud Mine	Phillip Schiemer	Steve Craig
Kurmuk Project	Phillip Schiemer	Steve Craig
Bonikro Mine	Phillip Schiemer	Esteban Chacon
Agbaou Mine	Phillip Schiemer	Esteban Chacon

Readers should also refer to the Sadiola Mine technical report dated June 12, 2023, the Kurmuk Project technical report dated June 9, 2023, the Bonikro Mine technical report dated July 5 2023 and the Agbaou Mine technical report dated July 5, 2023, as well as the Annual Information Form of the Company for the year ended December 31, 2023 dated March 28, 2024, each available on SEDAR at www.sedarplus.ca for further information on Mineral Reserves and Mineral Resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the U.S. Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian NI 43-101 and CIM Standards. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

CAUTIONARY STATEMENT REGARDING NON-GAAP MEASURES

The Company has included certain non-GAAP financial performance measures and ratios to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	Cash costs per gold ounce sold;

•	AISC per gold ounce sold; and

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures are intended to provide additional information, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a company’s ability to generate operating earnings and cash flows from its mining operations.

CASH COSTS PER GOLD OUNCE SOLD

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash costs exclude DA, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

The Company discloses cash costs because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales, excluding DA. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Cash costs are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

AISC PER GOLD OUNCE SOLD

AISC figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC include cash costs (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion, the construction and development of Kurmuk and the PB5 pushback at Bonikro. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales, excluding DA. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.